UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to             .
Commission file number 0-16772

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Peoples Bancorp Inc. Retirement Savings Plan
138 Putnam Street, P.O. Box 738
Marietta, Ohio 45750
Attn: Retirement Plan Committee

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Peoples Bancorp Inc.
138 Putnam Street, P.O. Box 738
Marietta, Ohio 45750

Peoples Bancorp Inc. Retirement Savings Plan
December 31, 2013 and 2012

Report of Independent Registered Public Accounting Firm

Plan Administrator
Peoples Bancorp Inc. Retirement Savings Plan
Marietta, Ohio

We have audited the accompanying statements of net assets available for benefits of the Peoples Bancorp Inc. Retirement Savings Plan as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Peoples Bancorp Inc. Retirement Savings Plan as of December 31, 2013, and 2012, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information as listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ BKD, LLP

Cincinnati, Ohio
June 30, 2014

Federal Employer Identification Number: 44-0160260

Peoples Bancorp Inc. Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2013 and 2012

	2013	2012
Assets:
Investments, at fair value	$35,675,650	$29,504,582
Employer’s contributions receivable	39,463	35,958
Notes receivable from participants	466,566	455,348
Net assets available for benefits, at fair value	$36,181,679	$29,995,888

See Notes to the Financial Statements.

Peoples Bancorp Inc. Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2013 and 2012

	2013	2012
Investment income:
Net appreciation in fair value of investments	$4,887,472	$3,270,751
Interest and dividends	1,239,448	907,526
Net investment income	6,126,920	4,178,277

Interest income on notes receivable from participants:	23,016	25,085

Contributions:
Employer	989,655	802,696
Participants	1,773,917	1,420,099
Rollovers	157,182	165,200
Total contributions	2,920,754	2,387,995
Total increases	9,070,690	6,591,357

Deductions:
Benefits paid to participants	2,819,598	1,626,637
Administrative expenses	65,301	54,233
Total deductions	2,884,899	1,680,870

Net increase	6,185,791	4,910,487
Net assets available for benefits, beginning of year	29,995,888	25,085,401
Net assets available for benefits, end of year	$36,181,679	$29,995,888

See Notes to the Financial Statements.

Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2013 and 2012

Note 1.	Description of the Plan
The following is a description of the Peoples Bancorp Inc. Retirement Savings Plan (“the Plan”) and provides only general information. Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan's provisions, which are available from the Plan administrator.
General
The Plan is a defined contribution plan sponsored by Peoples Bancorp Inc. (“Peoples”) for the benefit of its eligible employees age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Reliance National Trust Company is the trustee and serves as the custodian of the Plan.
The Plan consists of both an Employee Stock Ownership Plan (“ESOP”) component and a non-ESOP component. Peoples intends both components together to constitute a single plan under U.S. Treasury Regulation Section 1.414(1) -1(b)(1). Accordingly, the provisions set forth in the other sections of the Plan apply to the ESOP component in the same manner as those provisions apply to the non-ESOP component, except to the extent that those provisions by their terms are inapplicable to the ESOP component.
Employee Stock Ownership Plan
The ESOP component of the Plan is not leveraged and is designed to invest primarily in Peoples common stock. The ESOP component consists of the portion of the assets of the Plan that are invested in the Peoples Bancorp Inc. Common Stock Fund. The ESOP feature is intended to qualify as a stock bonus plan under Internal Revenue Code Section 401(a) and as an employee stock ownership plan under Internal Revenue Code Section 4975(e)(7).
Contributions
The Plan permits eligible employees through a salary deferral election to make annual contributions of up to 100% of eligible compensation.  Effective January 1, 2013, the Plan was amended to allow for Roth contributions. Employee rollover contributions are also permitted to be made to the Plan.   In 2013 and 2012, Peoples made matching contributions equal to 100% of the employees' salary deferral amounts up to 3% of the employees' compensation and 50% of the employees' salary deferral amounts on the next 2% of the employees' compensation. Peoples' profit-sharing contributions are discretionary as determined by the Peoples' Board of Directors (none were made in 2013 and 2012).  Contributions are subject to certain limitations.
Participant Investment Account Options
Investment account options available include various funds. Participants direct the investment of their contributions and Peoples' matching contributions into any of the separate investment accounts and may change their allocations daily.
The Plan document also includes an automatic deferral feature whereby a participant is treated as electing to defer a certain percentage of eligible compensation unless the participant made an affirmative election otherwise. In 2013 the automatic deferral was 2% of compensation and was increased to 5% in 2014.

Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2013 and 2012

Participant Accounts
Each participant's account is credited with the participant's contribution, Peoples' contribution and plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefits to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Vesting
Participants are immediately vested in their voluntary contributions as well as Peoples' matching and profit sharing contributions plus earnings thereon.
Payment of Benefits
Upon termination of service, an employee may elect to receive either a lump-sum amount equal to the value of his or her account, or monthly, quarterly, or annual installments over a period of not more than the participant's assumed life expectancy. At December 31, 2012, Plan assets included $19,722 allocated to accounts of terminated or retired participants who have elected payment from the Plan but have not yet been paid, and none at December 31, 2013.
Notes Receivable from Participants
The Plan document includes provisions authorizing loans from the Plan to active eligible participants. Loans are made to any eligible participant demonstrating a qualifying need. The minimum amount of a loan shall be $1,000. Participants may only have one loan outstanding at any given time. The maximum amount of a participant's loan is determined by the available loan balance restricted to the lesser of $50,000 or 50% of the participant's vested account balance. All loans are covered by demand notes and are repayable over a period not to exceed five years (except for loans for the purchase of a principal residence, which may exceed the five year term with approval from the Plan administrator) through payroll withholdings unless the participant is paying the loan in full. Interest on the loans is based on local prevailing rates as determined by the Plan administrator.
Notes receivable from participants are reported at amortized principal balance plus accrued but unpaid interest. The accrual of interest on loans is discontinued at the time the loan is 90 days past due unless the credit is well-secured and in process of collection. Past due status is based on contractual terms of the loan. Delinquent loans are recorded as distributions once deemed uncollectible, and are a reduction to the participant's account balance.
All interest accrued but not collected for loans placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.
Plan Termination
Although it has not expressed an intention to do so, Peoples has the right under the Plan to discontinue its matching contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2013 and 2012

Note 2.	Summary of Significant Accounting Policies
The following is a summary of significant accounting policies followed in the preparation of the financial statements:
Method of Accounting
The accompanying financial statements are prepared on the accrual method of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of net assets, changes in net assets, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
Valuation of Investments and Income Recognition
Investments are stated at fair value based on quoted market prices on the valuation date. Investments traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year; investments traded on the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices.
The investment in Peoples common stock has been unitized and is comprised of cash and Peoples common stock. The Plan holds between 3% and 5% of these units in cash in order to provide liquidity for timely distributions. At December 31, 2013 and 2012, these units are comprised of 203,008 and 209,229 shares of Peoples common stock and cash of $226,363 and $162,639, respectively.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis while dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold, as well as held during the year.
Plan Tax Status
The Plan obtained its latest determination letter in September 2013, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore, not subject to tax. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes the Plan (and the related trust) are currently designed and being operated in compliance with applicable requirements of the Internal Revenue Code.
Payment of Benefits
Benefit payments to participants are recorded upon distribution.

Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2013 and 2012

Note 3.	Investments
The Plan's investments are held by a bank-administered trust fund. The following table presents those investments that represent 5% or more of the Plan's total assets, at fair value as of December 31:

	2013	2012
Mutual funds:
Vanguard Total Stock Market Index Signal	$3,851,002	$2,756,788
Vanguard Primecap Core Investment	3,075,029	2,158,571
Columbia Acorn Fund-Z	2,666,877	2,300,418
Fidelity Retirement Government Money Market	2,433,729	2,427,983
Mainstay Large Cap Growth-I Fund	2,289,591	1,874,608
Harbor International Equity-I Fund	2,170,797	1,991,957
Columbia Mid Cap Index Fund-Z	2,076,898	1,593,635
T.Rowe Price Balanced Fund	2,066,939	2,232,625
PIMCO Total Return Institutional	(a)	1,822,296

Other investments:
Peoples Bancorp Inc. Common Stock Fund Units	4,796,068	4,437,175

(a) The investment comprised less than 5% of the Plan's total assets at the respective year-end.
The following table details the net appreciation of the Plan's investments during the years ended December 31, including realized gains and losses on those investments bought, sold and held during the period:

	2013	2012
Mutual funds:
Blended Funds	$2,153,205	$1,196,413
Large Cap	544,112	199,608
Mid Cap	521,921	154,033
Small Cap	493,743	129,270
Income Funds	475,055	39,707
International Funds	268,666	296,874

Other investments:
Peoples Bancorp Inc. Common Stock Fund Units	430,770	1,254,846
Net appreciation in fair value	$4,887,472	$3,270,751
Interest and dividends realized on the Plan's investments for the years ended 2013 and 2012 were $1,239,448 and $907,526, respectively.

Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2013 and 2012

Note 4.	Fair Value Measurements
The measurement of fair value under US GAAP uses a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are described below. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
Level 1: Quoted prices in active exchange markets for identical assets or liabilities.
Level 2: Observable inputs other than Level 1 including quoted prices for similar assets or liabilities, quoted prices in less active markets, or other observable inputs that can be corroborated by observable market data.
Level 3: Unobservable inputs supported by little or no market activity for financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation; also includes observable inputs for single dealer nonbinding quotes not corroborated by observable market data.
There have been no significant changes in the valuation techniques during the year ended December 31, 2013. The Plan had no liabilities measured at fair value on a recurring basis. In addition, the Plan had no assets or liabilities measured at fair value on a non-recurring basis. The following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis, including the general classification of such instruments pursuant to the fair value hierarchy:
Mutual Funds: These investments are valued using quoted prices in an active market and classified within Level 1 of the valuation hierarchy.
Peoples Bancorp common stock units: Peoples Bancorp common stock units are held in a unitized fund and are comprised of cash and common stock in Peoples Bancorp Inc. The underlying common stock is valued at the closing price of the common stock reported on the NASDAQ Global Select Market® under the symbol “PEBO” and is classified within Level 1 of the valuation hierarchy.

Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2013 and 2012

Investments measured at fair value on a recurring basis comprised the following at December 31:

	Fair Value Measurements at Reporting Date Using
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
2013	(Level 1)	(Level 2)	(Level 3)	Fair Value
Mutual funds:
Blended Funds	$16,147,017	$—	$—	$16,147,017
Income Funds	5,355,159	—	—	5,355,159
International Funds	2,445,310	—	—	2,445,310
Large Cap	2,289,591	—	—	2,289,591
Mid Cap	2,360,266	—	—	2,360,266
Small Cap	2,282,239	—	—	2,282,239
Other investments:
Peoples Bancorp Inc. Common Stock Fund Units	4,796,068	—	—	4,796,068
Total	$35,675,650	$—	$—	$35,675,650

2012
Mutual funds:
Blended Funds	$16,186,076	$—	$—	$16,186,076
Income Funds	1,575,997	—	—	1,575,997
International Funds	2,187,089	—	—	2,187,089
Large Cap	1,874,608	—	—	1,874,608
Mid Cap	1,861,558	—	—	1,861,558
Small Cap	1,382,079	—	—	1,382,079
Other investments:
Peoples Bancorp Inc. Common Stock Fund Units	4,437,175	—	—	4,437,175
Total	$29,504,582	$—	$—	$29,504,582

Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2013 and 2012

Note 5.	Party-in-Interest Transactions
Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, and an employee organization whose members are covered by the Plan, a person who owns 50 percent or more of such employer or employee association or relatives of such persons.
The Plan holds common stock of Peoples, which is the plan sponsor. The Plan also invests in certain funds of the Plan trustee. Certain administrative services are provided at no cost to the Plan by Peoples. The Plan paid $65,301 and $53,676 of record keeping fees to Mass Mutual Retirement Services, LLC and The Hartford during 2013 and 2012, respectively.

Note 6.	Risks and Uncertainties
The Plan provides for various investments in common stock and mutual funds. Such investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of these investments will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

Note 7.	Current Economic Conditions
The current economic environment presents employee benefit plans with unprecedented circumstances and challenges, which in some cases have resulted in large declines in the fair value of investments. The financial statements have been prepared using values and information currently available to the Plan.
Given the volatility of current economic conditions, the values of assets recorded in the financial statements could change rapidly, resulting in material future adjustments in investment values that could negatively impact the Plan.

Note 8.	Subsequent Events
Subsequent events have been evaluated through the date of the Independent Auditor’s Report, which is the date the financial statements were available to be issued.
Effective January 1, 2014, the Plan was amended to allow the Plan to elect on behalf of each newly hired Employee to have 5 percent of his or her Compensation contributed to the Plan, which such amounts commencing on and after the date the Employee first becomes a Participant in the Plan, and will treat such amounts as Section 401(k) Contributions made by the Employer on behalf of such Employee.

Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2013 and 2012

Note 9.	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2013 and 2012, to Form 5500:

	2013	2012
Net assets available for benefits per the financial statements	$36,181,679	$29,995,888
Employer's contribution receivable	(39,463)	(35,958)
Net assets available for benefits per Form 5500	$36,142,216	$29,959,930
The following is a reconciliation of employers’ contributions per the financial statements for the year ended December 31, 2013, to Form 5500:

2013
Employer's contributions per the financial statements	$989,655
Add: Employer's contribution receivable at December 31, 2012	35,958
Less: Employer's contribution receivable at December 31, 2013	(39,463)
Employer's contributions per Form 5500	$986,150

Supplemental Schedule

Peoples Bancorp Inc. Retirement Savings Plan
EIN 31-0987416 PN 002
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2013

(a)(b) Identity of Issuer	(c) Description of Investment		(e) Current Value
Allianz NFJ Small Cap Value Instrument	6,808	units	$239,423
American Century Mid Cap Value Institutional	7,526	units	118,458
American Century Strategic Allocation Conservative Institutional	38,101	units	223,653
American Century Strategic Allocation Aggressive Institutional	63,234	units	536,859
American Century Strategic Allocation Moderate Institutional	64,751	units	465,563
American Century Equity Income Fund Investment	19,568	units	167,696
Artisan Mid Cap Investment	966	units	283,368
Blackrock Global Allocation-I Fund	12,810	units	274,513
Columbia Acorn Fund-Z	71,460	units	2,666,877
Columbia Mid Cap Index Fund-Z	138,092	units	2,076,898
Fidelity Retirement Government Money Market	2,433,729	units	2,433,729
Fidelity Spartan International Index Investment	2,142	units	87,102
Harbor International Equity-I Fund	30,570	units	2,170,797
Mainstay Large Cap Growth-I Fund	219,941	units	2,289,591
* Peoples Bancorp Stock	334,228	units	4,796,068
PIMCO Low Duration Institutional Class	129,377	units	1,336,460
PIMCO Total Return Institutional	139,162	units	1,487,645
T Rowe Price Balanced Fund	89,015	units	2,066,939
T Rowe Price New Horizons	11,235	units	519,837
T Rowe Price Retirement 2005	16,147	units	208,613
T Rowe Price Retirement 2010	1,874	units	33,401
T Rowe Price Retirement 2015	3,028	units	43,358
T Rowe Price Retirement 2020	28,034	units	571,622
T Rowe Price Retirement 2025	22,812	units	350,856
T Rowe Price Retirement 2030	25,015	units	565,335
T Rowe Price Retirement 2035	16,633	units	270,786
T Rowe Price Retirement 2040	12,994	units	304,185
T Rowe Price Retirement 2045	20,399	units	318,435
T Rowe Price Retirement 2050	24,393	units	318,573
Vanguard Primecap Core Investment	158,180	units	3,075,029
Vanguard Small Cap Index Signal	32,069	units	1,522,979
Vanguard Total Stock Market Index Signal	85,464	units	3,851,002
* Participant loans (Interest rates - 5.25%)			466,566
Assets held at end of year			$36,142,216

* Parties-in-interest

Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PEOPLES BANCORP INC.
RETIREMENT SAVINGS PLAN

Date:	June 30, 2014	By:	/s/ TYLER WILCOX
Tyler Wilcox
Senior Vice President, Director of Human Resources
Chairperson, Retirement Plan Committee

Exhibit Index

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm